STATEMENT OF INVESTMENTS

Dreyfus New Jersey Municipal Money Market Fund, Inc.

August 31, 2006 (Unaudited)

Short-Term Investments--99.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--99.0%				
Aberdeen Township,				
GO Notes (Insured; MBIA)	3.91	8/1/07	600,000	601,058
Bergen County Improvement				
Authority, MFHR (Kentshire				
Apartments Project) (Insured;				
FNMA and Liquidity Facility;				
FNMA)	3.45	9/7/06	15,000,000 a	15,000,000
Camden County Improvement				
Authority, Health Care				
Redevelopment Project Revenue				
(Cooper Health System				
Obligated Group Issue) (LOC;				
Commerce Bank N.A.)	3.51	9/7/06	7,000,000 a	7,000,000
Camden County Improvement				
Authority, MFHR (Liquidity				
Facility; Merrill Lynch)	3.51	9/7/06	7,315,000 a,b	7,315,000
Camden County Improvement				
Authority, Special Revenue				
(Congregation Beth El Project)				
(LOC; Commerce Bank N.A.)	3.63	9/7/06	2,195,000 a	2,195,000
Cherry Hill Township,				
GO Notes, BAN	3.92	11/3/06	5,100,000	5,100,000
Deptford Township,				
GO Notes, BAN	4.44	7/20/07	4,086,500	4,107,286
Egg Harbor,				
GO Notes, BAN	4.43	6/1/07	4,399,900	4,418,964
Essex County Improvement				
Authority, Revenue (The				
Children's Institute Project)				
(LOC; Wachovia Bank)	3.47	9/7/06	1,895,000 a	1,895,000
Haddonfield,				
GO Notes, BAN	4.26	10/13/06	3,600,000	3,603,377
Hopatcong Borough,				
GO Notes, BAN	3.95	9/22/06	1,605,900	1,606,796
Hopewell Township,				
GO Notes, BAN	3.68	10/17/06	3,462,068	3,463,125
Irvington Township,				
GO Notes, BAN	4.44	3/15/07	1,463,700	1,470,183
Jackson Township,				
GO Notes, BAN	3.81	12/7/06	9,587,900	9,595,981
Lower Township Municipal Utilities				
Authority, Project Note	4.44	2/28/07	3,500,000	3,517,847
Mercer County Improvement				
Authority, Revenue (Children's				
Home Society Project) (LOC;				
Wachovia Bank)	3.47	9/7/06	200,000 a	200,000
Montclair Township,				

Temporary Notes	4.19	3/15/07	2,000,000	2,006,633
Mount Laurel Township,				
GO Notes, BAN	4.31	11/3/06	1,300,764	1,302,882
New Jersey Building Authority,				
State Building Revenue	5.90	6/15/07	1,500,000	1,525,210
New Jersey Building Authority,				
State Building Revenue, Lease				
Appropriation (Putters				
Program) (Insured; MBIA and				
Liquidity Facility; JPMorgan				
Chase Bank)	3.45	9/7/06	3,780,000 [a,b]	3,780,000
New Jersey Economic Development				
Authority, Economic Growth				
Revenue (Greater Mercer County				
Composite Issue) (LOC;				
Wachovia Bank)	3.47	9/7/06	510,000 [a]	510,000
New Jersey Economic Development				
Authority, Economic Growth				
Revenue (Greater Mercer County				
Composite Issue) (LOC;				
Wachovia Bank)	3.47	9/7/06	35,000 [a]	35,000
New Jersey Economic Development				
Authority, EDR (A. F. L.				
Quality Inc. Project) (LOC;				
Bank of America)	3.40	9/7/06	1,080,000 [a]	1,080,000
New Jersey Economic Development				
Authority, EDR (Alpha				
Associates and Avallone				
Partners LLC Project) (LOC;				
PNC Bank N.A.)	3.40	9/7/06	1,720,000 [a]	1,720,000
New Jersey Economic Development				
Authority, EDR (Epiphany House				
Inc. Project) (LOC; Wachovia				
Bank)	3.47	9/7/06	2,890,000 [a]	2,890,000
New Jersey Economic Development				
Authority, EDR (International				
Processing Corporation				
Project) (LOC; Bank of America)	3.46	9/7/06	1,050,000 [a]	1,050,000
New Jersey Economic Development				
Authority, EDR (Marco				
Holdings, LLC Project) (LOC;				
Wachovia Bank)	3.52	9/7/06	815,000 [a]	815,000
New Jersey Economic Development				
Authority, EDR (Parke Place				
Associates Project) (LOC;				
Commerce Bank N.A.)	3.73	9/7/06	1,355,000 [a]	1,355,000
New Jersey Economic Development				
Authority, EDR (Republic				
Services Inc. Project) (LOC;				
Bank of America)	3.40	9/7/06	2,400,000 [a]	2,400,000
New Jersey Economic Development				
Authority, EDR (Stamato Realty				
LLC Project) (LOC; Comerica				
Bank)	3.49	9/7/06	4,855,000 [a]	4,855,000

New Jersey Economic Development Authority, EDR (Stone Brothers Secaucus Project) (LOC; Valley National Bank)	3.63	9/7/06	3,100,000 a	3,100,000
New Jersey Economic Development Authority, EDR (Superior Bakers, Inc./Ginsburg Bakery, Inc. Project) (LOC; PNC Bank N.A.)	3.42	9/7/06	1,935,000 a	1,935,000
New Jersey Economic Development Authority, EDR, Refunding (New Jersey Foreign Trade Zone Venture Project) (LOC; The Bank of New York)	3.60	9/1/06	8,440,000 a	8,440,000
New Jersey Economic Development Authority, EDR, Refunding (R. Realty Co. Project) (LOC; Wachovia Bank)	3.42	9/7/06	1,140,000 a	1,140,000
New Jersey Economic Development Authority, Gas Facilities Revenue (NUI Corp. Projects) (Insured; MBIA and Liquidity Facility; Morgan Stanley)	3.46	9/7/06	3,000,000 a,b	3,000,000
New Jersey Economic Development Authority, LR (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.45	9/7/06	1,915,000 a,b	1,915,000
New Jersey Economic Development Authority, LR (Somerset Hills YMCA Project) (LOC; Commerce Bank NA)	3.63	9/7/06	4,000,000 a	4,000,000
New Jersey Economic Development Authority, Revenue (Buchanan and Zweigle Project) (LOC; Wachovia Bank)	3.52	9/7/06	2,270,000 a	2,270,000
New Jersey Economic Development Authority, Revenue (CPC Behavioral Healthcare Project) (LOC; Wachovia Bank)	3.47	9/7/06	3,610,000 a	3,610,000
New Jersey Economic Development Authority, Revenue (Developmental Disabilities Association of New Jersey Inc. Project) (LOC; Wachovia Bank)	3.47	9/7/06	2,420,000 a	2,420,000
New Jersey Economic Development Authority, Revenue (Falcon Safety Products Project, Inc.) (LOC; PNC Bank N.A.)	3.42	9/7/06	1,935,000 a	1,935,000
New Jersey Economic Development Authority, Revenue (Four Woodbury Mews Project) (LOC; Bank of America)	3.69	9/7/06	6,600,000 a	6,600,000
New Jersey Economic Development				

Authority, Revenue (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.45	9/7/06	4,170,000 a,b	4,170,000
New Jersey Economic Development Authority, Revenue (RFC Container Company, Inc. Project) (LOC; PNC Bank N.A.)	3.42	9/7/06	930,000 a	930,000
New Jersey Economic Development Authority, Revenue (Rose Hill Associates Project) (LOC; Commerce Bank N.A.)	3.73	9/7/06	6,400,000 a	6,400,000
New Jersey Economic Development Authority, Revenue (Three Woodbury Mews Project) (LOC; Bank of America)	3.69	9/7/06	9,525,000 a	9,525,000
New Jersey Economic Development Authority, Revenue (Young Men's Christian Association of Metuchen Project) (LOC; Wachovia Bank)	3.47	9/7/06	1,415,000 a	1,415,000
New Jersey Economic Development Authority, School Facilities Construction (Liquidity Facility; Citibank NA)	3.45	9/7/06	20,350,000 a,b	20,350,000
New Jersey Economic Development Authority, School Revenue, Refunding (Blair Academy) (LOC; Wachovia Bank)	3.42	9/7/06	5,415,000 a	5,415,000
New Jersey Economic Development Authority, Special Facility Revenue (Port Newark Container Terminal LLC Project) (LOC; Citibank NA)	3.44	9/7/06	32,000,000 a	32,000,000
New Jersey Economic Development Authority, Thermal Energy Facilites Revenue (Thermal Energy Limited Partnership I Project) (LOC; Bank One)	3.47	9/7/06	1,300,000 a	1,300,000
New Jersey Educational Facilities Authority, Revenue, Refunding (Higher Education Facilities Trust Fund)	3.95	9/1/06	1,000,000	1,000,000
New Jersey Health Care Facilities Financing Authority, Revenue (Wiley Mission Project Issue) (LOC; Commerce Bank NA)	3.58	9/7/06	5,095,000 a	5,095,000
New Jersey Housing and Mortgage Finance Agency, Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.49	9/7/06	870,000 a,b	870,000
New Jersey Turnpike Authority, Turnpike Revenue (Putters				

Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.62	9/7/06	2,895,000 a,b	2,895,000
Newark, GO Notes, Refunding (Insured; FSA)	4.43	10/1/06	1,330,000	1,331,548
Newark Housing Authority, MFHR (Liquidity Facility; Merrill Lynch)	3.54	9/7/06	4,422,000 a,b	4,422,000
Paramus School District, GO Notes	4.19	9/15/06	2,649,480	2,650,423
Passaic County Utilities Authority, Solid Waste Systems Revenue, Refunding	4.44	2/23/07	4,350,000	4,370,147
Pequannock Township, BAN	3.70	10/27/06	1,000,000	1,000,817
Port Authority of New York and New Jersey (Consolidated Bonds, 139th Series) (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.46	9/7/06	1,000,000 a,b	1,000,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.61	12/6/06	2,880,000	2,880,000
Port Authority of New York and New Jersey, Revenue (Insured; FGIC and Liquidity Facility; BNP Paribas)	3.46	9/7/06	10,000,000 a,b	10,000,000
Port Authority of New York and New Jersey, Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.48	9/7/06	370,000 a,b	370,000
Port Authority of New York and New Jersey, Special Obligation Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA)	5.89	12/1/06	2,000,000	2,011,057
Port Authority of New York and New Jersey, Special Obligation Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.49	9/7/06	2,395,000 a,b	2,395,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Bank of Nova Scotia)	3.60	9/1/06	17,500,000 a	17,500,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; JPMorgan Chase Bank)	3.56	9/1/06	5,300,000 a	5,300,000

Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.60	9/1/06	2,300,000 [a]	2,300,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (LOC; Bayerische Landesbank)	3.61	9/1/06	17,300,000 [a]	17,300,000
Raritan Township, GO Notes, BAN	3.95	9/8/06	3,313,000	3,313,611
Ringwood Borough, GO Notes, BAN	4.19	11/10/06	1,817,500	1,820,874
Stafford Township, GO Notes, BAN	4.44	12/20/06	1,500,000	1,504,587
Sussex County Municipal Utilities Authority, Project Notes	4.44	12/29/06	2,715,000	2,723,976
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.46	9/7/06	6,250,000 [a,b]	6,250,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.47	9/7/06	2,305,000 [a,b]	2,305,000
Toms River Board of Education, GO Notes	4.29	11/22/06	2,670,000	2,675,198
Trenton Parking Authority, Parking Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.45	9/7/06	4,320,000 [a,b]	4,320,000
Union County Improvement Authority, Revenue (LOC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch)	3.54	9/7/06	14,575,000 [a,b]	14,575,000
Union County Improvement Authority, Revenue (Cedar Glen Housing Corporation Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.40	9/7/06	10,110,000 [a]	10,110,000
Vernon Township GO Notes, BAN	3.94	1/12/07	4,561,800	4,568,320
Wood Ridge Borough, GO Notes, BAN	4.44	2/23/07	2,348,000	2,358,871
U.S. Related--.8%				
Puerto Rico Housing Finance Corporation, Home Mortgage				

Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.46	9/7/06	3,040,000 a,b	3,040,000

Total Investments (cost $362,540,771)	**99.8%**	**362,540,771**
Cash and Receivables (Net)	**.2%**	**748,977**
Net Assets	**100.0%**	**363,289,748**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $92,972,000 or 25.6% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment-In-Lieu-Of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance